Exhibit 3.1

Excerpts from the German Financial-Market Stabilization Fund Act

(Finanzmarktstabilisierungsfondsgesetz, FMStFG)1

of October 17, 2008 (Federal Law Gazette I. p. 1982), as most recently amended on August 28, 2013 (Federal Law Gazette I, p. 3395)

Section 5

Separation of Assets, Liability of the Federation

The Fund [German Financial Market Stabilization Fund (SoFFin)] shall be separated from the other assets of the Federation [Federal Republic of Germany], its rights and liabilities. The Federation shall be directly liable for the liabilities of the Fund; the Fund shall not be liable for the other liabilities of the Federation.

Section 8a

Wind-Up Institutions under Federal Law

[…]

(4) The Agency [Federal Agency for Financial-Market Stabilization (FMSA)] shall define the more detailed conditions for the establishment of wind-up institutions to assume risk positions or business divisions not strategically required according to the following criteria:

[…]

1b.

The Fund [German Financial Market Stabilization Fund (SoFFin)] guarantees all loans, debt securities, fixed forward transactions, options and other credits extended to the wind-up institution, as well as credits extended to third parties, inasmuch as they are expressly guaranteed by the wind-up institution, which the wind-up institution has borrowed, issued, entered into or incurred, or which have been transferred to the wind-up institution, during the time period for which the Fund is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). […]

[1]	This translation for convenience purposes only. Only the German original text of this Act is legally binding.